

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Wei Feng
Chief Financial Officer
NIO Inc.
Building 20, No. 56 AnTuo Road
Anting Town, Jiading District Shanghai 201804
People's Republic of China

> **Re: NIO Inc.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed May 14, 2020**
> **File No. 001-38638**

Dear Mr. Feng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing